Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Shell Company Report on Form 20-F (the “Form 20-F”) filed with the Securities and Exchange Commission (the “SEC”.)

Introduction

The following unaudited pro forma condensed combined financial information presents the combination of financial information of Perception and BGHL, adjusted to give effect to the Business Combination and related transactions. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Perception has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information.

The following unaudited pro forma condensed combined balance sheet as of December 31, 2024, assumes that the Business Combination occurred on December 31, 2024. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, assume that the Business Combination occurred on January 1, 2024.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the Post-Combination Company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the Post-Combination Company. The actual financial position and results of operations of the Post-Combination Company may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

The historical financial information of Perception as of and for the year ended December 31, 2024 was derived from the audited financial statements as of and for the year ended December 31, 2024 which are incorporated by reference and includes the historical financial information of its subsidiary Blue Gold Limited as of and for the year ended December 31, 2024. The historical financial information of BGHL as of and for the year ended December 31, 2024 was derived from the audited financial statements as of and for the year ended December 31, 2024 which are incorporated by reference. This information should be read together with Perception’s and BGHL’s audited financial statements, and related notes and other financial information incorporated by reference.

Description of the Business Combination and merger consideration

On June 25, 2025 (the “Closing Date”), Blue Gold Limited, a Cayman Islands exempted company limited by shares (“BGL”), consummated the previously announced business combination pursuant to the Second Amended and Restated Business Combination Agreement, dated as of June 12, 2024 (as amended and restated, the “BCA”), and further amended on January 8, 2025, March 28, 2025, April 20, 2025, May 8, 2025, and June 10, 2025, by and among BGL, Perception Capital Corp. IV, a Cayman Islands exempted company limited by shares formerly known as RCF Acquisition Corp. (“Perception”), and BGHL. The following transactions occurred pursuant to the terms of the BCA (collectively, the “Business Combination”):

●	BGL formed Blue Merger Sub, an exempted company incorporated under the laws of the Cayman Islands (“Blue Merger Sub”), for the purposes of the effectuating the business combination;

●	Perception merged with and into BGL, with BGL being the surviving entity (the “Perception Reorganization”);

●	Blue Cayman 1, an exempted company incorporated under the laws of the Cayman Islands (“BC1”), acquired the entirety of the BGHL Shares;

●	BC1 transferred the entire undertaking of BC1, including the entire share capital of BGHL to Blue Cayman 2, an exempted company incorporated under the laws of the Cayman Islands (“BC2”). The name of Blue Cayman 2 was changed to Blue Gold (Cayman) Limited;

●	Blue Merger Sub merged with and into BC2, with BC2 being the surviving entity and becoming a wholly owned subsidiary of BGL;

Following the Business Combination, BGL Ordinary Shares are traded on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbols “BGL”. Upon the terms and subject to the conditions set forth in the BCA, prior to the Merger, the stockholders of BC2 surrendered all of its original certificates of BC2 Common Stock, and, in exchange, Blue Gold Limited issued to the stockholders of BC2 the amount of Blue Gold Limited Class A Ordinary Shares with an aggregate value equal to $114,500,000.

Each Unit consisting of one Perception Class A Ordinary Shares and one-half of one Perception Warrant, as of immediately prior to the Perception Reorganization, automatically separated into its component securities and was converted into Perception Class A Ordinary Shares or Warrants to purchase Perception Class A Ordinary Shares; provided, however, no fractional Warrants to purchase Perception Class A Ordinary Shares were issued or any fraction that remained after issuance of whole Warrants became worthless.

Other Related Events in connection with the Business Combination

Perception issued a convertible promissory note on November 6, 2023, to Blue Capital Management Partners, LLP with a principal amount up to $2,000,000. Such note was subsequently novated to Blue Perception Capital LLP (“Blue Capital”) on November 27, 2023 and on September 24, 2024, Perception entered into a cancellation agreement pursuant to which the convertible promissory note was cancelled. Concurrently with the cancellation, Perception entered into a new convertible promissory note (the “Note”) with Blue Capital with a principal amount of up to $2,000,000. On April 19, 2025 an amendment to the Note was entered into by Perception and Blue Capital. Any amounts outstanding under the note (or any portion thereof) will automatically convert into Class A ordinary shares of Perception, par value $0.0001 per share, at a conversion price equal to a Dollar price per share calculated as the entire funded principal balance of the Note at Closing divided by 2,000,000, and the Former Sponsor will forfeit an equal number of shares owned.

On September 6, 2024, Perception entered into the Preferred Stock Purchase Agreement to issue an aggregate of 609,250 preference shares to BCMP Services Limited for total proceeds of $700,000. The preference shares will automatically convert into 12,185,000 Class A ordinary shares at a conversion rate of 20 Class A ordinary shares for each one preference share. On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 110,000 preference shares to Blue Gold Holdings Limited to be effective following the receipt of such shares from Perception to BCMP Services Limited. On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 148,000 preference shares to Blue International Holdings Limited. On April 11, 2025, Blue International Holdings Limited entered into a Preferred Stock Purchase Agreement to sell 8,000 preference shares to Bonaventura Industries Inc. (the “Advisor”). On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 120,000 preference shares to Pegasus Capital Limited. On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 145,000 preference shares to Mark Green. On April 9, 2025, BCMP Services Limited entered into a Preferred Stock Purchase Agreement to sell 25,000 preference shares to Kaela Ritchie.

On November 8, 2024, Perception and an affiliated party entered into a letter agreement (the “Letter Agreement”) with Cibreo Partners LLC (the “Second Advisor”) pursuant to which the Second Advisor will receive subscription agreements to purchase 432,891 Class A ordinary shares of Blue Gold Limited. The Second Advisor holds an additional 1,891 Class A Ordinary shares of Blue Gold Limited by virtue of their shareholding in BGHL and thus part of the BGHL Shareholders.

The following table summarizes the pro forma number of shares of BGL Ordinary Shares outstanding immediately following the consummation of the Business Combination:

Equity Capitalization Summary	Shares	%
BGHL shareholders	11,450,000	37.5%
Perception Public Shareholders	25,186	0.1%
Perception Managing Sponsor, Former Sponsor and related parties	4,478,687	14.6%
Blue Capital	2,000,000	6.5%
BCMP Services Limited	1,225,000	4.0%
Blue International Holdings Limited.	2,800,000	9.2%
Blue Gold Holdings Limited	2,200,000	7.2%
Pegasus Capital Limited	2,400,000	7.9%
Mark Green	2,900,000	9.5%
Kaela Ritchie	500,000	1.6%
Bonaventura Investment Inc.	160,000	0.5%
Cibreo Partners LLC	432,891	1.4%
Total Blue Gold Limited Ordinary Shares	30,571,764	100.0%

Accounting Treatment

The Business Combination was accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“GAAP”). Under this method of accounting, although Blue Gold Limited acquired all of the outstanding equity interests of BGHL in the Business Combination, Blue Gold Limited was treated as the “acquired” company and BGHL was treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination was treated as the equivalent of BGHL issuing stock for the net assets of Blue Gold Limited, accompanied by a recapitalization. The net assets of Blue Gold Limited were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of BGHL.

BGHL was determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	The BGHL shareholders have the greatest voting interest in the Post-Combination Company;

●	The BGHL shareholders have the ability to control decisions regarding election and removal of directors and officers of the Post-Combination Company;

●	BGHL comprise the ongoing operations of the Post-Combination Company; and

●	BGHL existing senior management is the senior management of the Post-Combination Company.

The following unaudited pro forma condensed combined statements of operations for the year ended December 31, 2024, are based on the audited historical financial statements of Perception and BGHL. The unaudited pro forma condensed balance sheet as of December 31, 2024 is based on the audited historical financial statements of Perception and BGHL. The audited historical financial statements of Perception contains the historical financial statements of its subsidiary Blue Gold Limited. The unaudited pro forma adjustments are based on information currently available, and assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information and include immaterial rounding differences.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
DECEMBER 31, 2024
(in thousands, except share and per share data)

	BGHL (Historical)	Perception (Historical)	Transaction Accounting Adjustments		Pro Forma Combined

ASSETS
Current assets
Cash	$171	$43	$295	(C)	$2,061
			(459)	(D)
			108	(E)
			1,903	(S)
Prepaid expenses and other assets	260	29	—		289
Other receivables	2	—	—		2
Total current assets	433	72	1,847		2,352
Investments held in Trust Account	—	3,954	(3,655)	(A)	—
			(4)	(B)
			(295)	(C)
Property, plant and equipment, net	2,914	—	1,389	(P)	4,303
Mineral rights	30,100	—	16,191	(P)	46,291
Total Assets	$33,447	$4,026	$15,473		$52,946

LIABILITIES, REDEEMABLE CLASS A ORDINARY SHARES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$2,784	$1,084	$966	(D)	$4,834
Accounts payable - related party	2,101	—	—		2,101
Convertible senior secured promissory note	—	1,329	108	(E)	—
			(1,437)	(F)
Convertible notes payable	2,473	—	(2,473)	(H)	—
New convertible note	—	—	1,903	(S)	1,903
Advances payable	648	—	—		648
Total current liabilities	8,006	2,413	(933)		9,486

Non-current liabilities
Warrant liability	—	283	(53)	(M)	230
Royalty obligation	2,700	—	—		2,700
Contingent consideration liability	17,100	—	—		17,100
Asset retirement obligation	13,937	—	—		13,937
Total non-current liabilities	33,737	283	(53)		33,967
Total Liabilities	41,743	2,696	(986)		43,453

REDEEMABLE CLASS A ORDINARY SHARES
Perception redeemable Class A ordinary shares, $0.0001 par value, 332,928 shares at redemption value	—	3,854	(3,655)	(A)	—
			(4)	(B)
			(195)	(L)

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
DECEMBER 31, 2024
(in thousands, except share and per share data) — (Continued)

	BGHL (Historical)	Perception (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
SHAREHOLDERS’ EQUITY (DEFICIT)
Perception preference shares, $0.0001 par value; 1,000,000 shares authorized; 609,250 issued and outstanding	—	—	—	(I)	—
BGL preference shares, $0.0001 par value; 100,000,000 shares authorized; none issued and outstanding	—	—	—		—
Perception Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized; 6,505,264 shares issued and outstanding	—	1	—	(G)	—
			1	(I)
			1	(J)
			—	(L)
			—	(M)
			(3	)(Q)
BGL Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized	—	—	3	(Q)	3
Perception Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized; one share issued and outstanding	—	—	—	(Q)	—
BGHL common stock, $0.00000000001 par value, 100,000,000 authorized and issued shares	—	—	—	(J)	—
Additional paid-in capital	3,718	1,789	(756	)(D)	7,624
			1,437	(F)
			8,658	(G)
			2,473	(H)
			(1	)(I)
			(1	)(J)
			(23,788	)(K)
			195	(L)
			4,388	(M)
			2,612	(N)
			3,200	(O)
			3,700	(R)
Foreign currency translation	(42)	—	—		(42)
Accumulated deficit	(11,972)	(4,314)	(669	)(D)	(15,672)
			(8,658	)(G)
			23,788	(K)
			(4,335	)(M)
			(2,612	)(N)
			(3,200	)(O)
			(3,700	)(R)
Shareholders’ Equity (Deficit) attributable to BGL shareholders	(8,296)	(2,524)	2,733		(8,087)
Non-controlling interest	—	—	17,580	(P)	17,580
Total Shareholders’ Equity (Deficit)	(8,296)	(2,524)	20,313		9,493
Total Liabilities, Redeemable Class A Ordinary Shares and Shareholders’ Equity (Deficit)	$33,447	$4,026	$15,473		$52,946

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024
(in thousands, except share and per share data)

	BGHL (Historical)	Perception (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
EXPENSES
General and administrative expense	$2,112	$817	$3,700	(AA)	$25,434
			8,658	(HH)
			4,335	(II)
			2,612	(JJ)
			3,200	(KK)
Merger and acquisition expenses	1,682	1,321	669	(GG)	3,672
Plant maintenance costs	6,252	—	—		6,252
Accretion of asset retirement obligation	1,037	—	—		1,037
Depreciation	42	—	—		42
Total operating expenses	11,125	2,138	23,174		36,437

Loss from operations	(11,125)	(2,138)	(23,174)		(36,437)

OTHER INCOME (EXPENSE)
Change in fair value of warrant liability	—	424	(78)	(FF)	346
Change in fair value of derivative liability	—	123	(123)	(EE)	—
Related party interest expense, net	(69)	—	—		(69)
Interest expense	(443)	—	443	(LL)	—
Interest expense – debt discount	—	(115)	115	(BB)	—
Interest earned in Trust Account	—	2,409	(2,409)	(CC)	—
Total other (expense) income, net	(512)	2,841	(2,052)		277
Total net income (loss)	(11,637)	703	(25,226)		(36,160)
Net loss attributable to non-controlling Interest	—	—	(872)	(DD)	(872)
Net income (loss) attributable to the Shareholders of the Company	$(11,637)	$703	$(24,354)		$(35,288)
Loss per share – basic and fully diluted	$(0.11)
Basic and diluted net income per share, redeemable Class A Ordinary Shares		$0.46
Basic net loss per share, non-redeemable Class A and Class B ordinary shares		$(0.21)
Diluted net loss per share, non-redeemable Class A and Class B ordinary shares		$(0.20)
Weighted average number of shares outstanding, basic and diluted					30,571,764
Net loss per share attributable to shareholders of the Company, basic and diluted					$(1.15)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of Presentation

The Business Combination was accounted for as a reverse recapitalization in accordance with GAAP as BGHL was determined to be the accounting acquirer, primarily due to the fact that BGHL’s stockholders continue to control the Post-Combination Company. Under this method of accounting, although Blue Gold Limited acquired all of the outstanding equity interests of BGHL in the Business Combination, Blue Gold Limited was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of BGHL issuing stock for the net assets of Blue Gold Limited, accompanied by a recapitalization. The net assets of Blue Gold Limited were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination were those of BGHL.

The unaudited pro forma condensed combined balance sheet as of December 31, 2024, assumes that the Business Combination and related transactions occurred on December 31, 2024. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, presents pro forma effect to the Business Combination as if it had been completed on January 1, 2024.

The unaudited pro forma condensed combined balance sheet as of December 31, 2024, has been prepared using, and should be read in conjunction with, the following:

●	Perception’s audited balance sheet as of December 31, 2024 and the related notes for the year ended December 31, 2024, incorporated by reference; and

●	BGHL’s audited balance sheet as of December 31, 2024 and the related notes for the year ended December 31, 2024, incorporated by reference.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, has been prepared using, and should be read in conjunction with, the following:

●	Perception’s audited statement of operations for the year ended December 31, 2024, and the related notes, incorporated by reference; and

●	BGHL’s audited statement of operations for the year ended December 31, 2024, and the related notes, incorporated by reference.

As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings or cost savings that may be associated with the Business Combination.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Perception believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Perception, Blue Gold Limited and BGHL believe that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position of the Post-Combination Company would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Post-Combination Company. They should be read in conjunction with the historical financial statements and notes thereto of Perception and BGHL.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

2. Accounting Policies

Upon consummation of the Business Combination, management of the Post-Combination Company performed a comprehensive review of the three entities’ accounting policies. As a result of the review, management of the Post-Combination Company did not identify differences between the accounting policies of the three entities which, when conformed, have a material impact on the financial statements of the Post-Combination Company. Based on its analysis, management of the Post-Combination Company did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” to depict the Transaction Accounting Adjustments and present the Management’s Adjustments. Perception has elected not to present Management’s Adjustments and is only presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to include all necessary Transaction Accounting Adjustments pursuant to Article 11 of Regulation S-X, including those that are not expected to have a continuing impact.

The audited historical financial statements have been adjusted in the unaudited pro forma condensed combined financial information to give pro forma effect to Transaction Accounting Adjustments that reflect the accounting for the transaction under GAAP. BGHL, BGL and Perception have not had any historical business activities prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between these two companies. Blue Gold Limited is the wholly owned subsidiary of Perception and accordingly, pro forma adjustments were included to eliminate activities between these two companies.

The pro forma combined statement of operations does not reflect a provision for income taxes or any amounts that would have resulted had the Post-Combination Company filed consolidated income tax returns during the period presented. The pro forma condensed combined balance sheet does not reflect the deferred taxes of the Post-Combination Company as a result of the Business Combination. Since it is likely that the Post-Combination Company will record a valuation allowance against the total U.S. and state deferred tax assets given the net operating losses as the recoverability of the tax assets is uncertain, the tax provision is zero.

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(A)	Reflects the redemption of 307,742 Perception Class A ordinary shares for aggregate redemption payments of $3.66 million at a redemption price of approximately $11.88 per share in March 3025.

(B)	Reflects the true up of investments held in Trust Account share upon consummation of the Business Combination.

(C)	Reflects the transfer of investments held in Trust Account to cash.

(D)	Represents transaction costs incurred by Perception and BGHL of approximately $2.5 million and $2.1 million, respectively. These costs are accounted for as a reduction in the combined cash account with a corresponding reduction in additional paid-in capital or accumulated deficit consistent with the treatment described in SEC Staff Accounting Bulletin Topic 5.A. These transaction costs will not recur in the Post-Combination Company’s income beyond 12 months after the transaction.

For the Perception transaction costs, $0.8 million has been paid and $1.0 million has been accrued as of the pro forma balance sheet date. The remaining amount of $0.7 million is reflected as an adjustment to accumulated losses.

For the BGHL transaction costs, $0.7 million has been paid and $0.7 million has been accrued as of the pro forma balance sheet date. The remaining amount of $0.7 million is included as an adjustment to additional paid-in capital.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(E)	Represents the receipt of additional proceeds of $0.1 million from the issuance of promissory notes to Blue Capital.

(F)	Represents the conversion of the Blue Capital promissory notes to equity upon the Closing of the Business Combination.

(G)	Reflects the cancellation of 246,313 Managing Sponsor shares pursuant to the restated and amended Sponsor Support Agreement and Lockup Agreement and the issuance of 432,891 shares pursuant to the Cibreo Letter Agreement.

(H)	Represents the conversion of $2.5 million convertible notes to equity upon the Closing of the Business Combination.

(I)	Represents the conversion of 609,250 preference shares to 12,185,000 Class A Ordinary Shares.

(J)	Represents the issuance of 11,450,000 Class A Ordinary Shares to the existing BGHL’s shareholders upon the Closing of the Business Combination.

(K)	Reflects the elimination of Perception’s historical accumulated deficit after recording the transaction costs as described in (D) above, the issuance of shares pursuant to the Cibreo Letter Agreement as described in (G) above, the exchange of warrants to shares as described in (M) below, the recognition of share-based compensation as described in (N) below, and the issuance of shares for advisory services as described in (O) below.

(L)	Reflects the reclassification of 25,186 shares of Perception Class A ordinary shares subject to possible redemption to permanent equity.

(M)	Reflects the exchange of 2,632,500 Private Placement Warrants owned by the Sponsor for 219,375 Class A Ordinary Shares.

(N)	Reflects the recognition of share-based compensation upon the closing of the Business Combination for the founder shares transferred from Sponsor to Perception’s directors and management.

(O)	Reflects the sale of 160,000 shares at $0.0001 per share for advisory services pursuant to the settlement and release agreement dated August 7, 2024.

(P)	Represents non-controlling interest of 10% of BG-BPL at the acquisition date of the mine. In accordance with ASC 810-10-30-4, the 10% ownership of Blue Gold Bogoso Prestea Ltd by the Government of the Republic of Ghana has been recorded at fair value.

(Q)	Reflects outcome of the Business Combination with BGL as the surviving entity.

(R)	Represents stock-based compensation expense on grant of options on 17,500 preference shares to officers of BGHL with an exercise price of $1.15 per share.

(S)	Reflects the cash proceeds received in connection with the issuance of a convertible note (“New Convertible Note”) by BGHL upon the Closing. As of June 25, 2025, BGHL is undertaking a fundraising in the form of a convertible note (“CLN”), with $1,902,586 having been subscribed to date. The CLN has a maturity date of October 31, 2025 and a redemption premium of 20%. The CLNs will be automatically converted into ordinary shares of Blue Gold Limited thirty (30) days after the Listing of Blue Gold Limited. The conversion price will be the lower of (i) the Volume Weighted Average Price (VWAP) over the 30-day period following the Listing less the Applicable Discount and (ii) the closing price on the day prior to the conversion less the Applicable Discount. The Applicable Discount is a 40% discount for investments made prior to the Listing and a 20% discount for investments made following the Listing.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Transaction Accounting Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

(AA)	Represents stock-based compensation expense on grant of options on 17,500 preference shares to officers of BGHL for an exercise price of $1.15 per share.

(BB)	Represents an adjustment to eliminate debt discount amortization after giving effect to the conversion of the Blue Capital promissory notes as if the Business Combination had occurred on January 1, 2024.

(CC)	Represents an adjustment to eliminate interest earned on investments held in Trust Account after giving effect to the Business Combination as if it had occurred on January 1, 2024.

(DD)	Represents non-controlling interest of 10% of losses of BG-BPL for year ended December 31, 2024.

(EE)	Represents an adjustment to eliminate change in fair value of derivative liability after giving effect to the conversion of the Blue Capital promissory notes as if the Business Combination had occurred on January 1, 2024.

(FF)	Represents an adjustment to eliminate change in fair value of warrant liability after giving effect to the exchange of Private Placement Warrants to shares as described in (M) above as if the Business Combination had occurred on January 1, 2024.

(GG)	Represents an adjustment to reflect the effect of the pro forma balance sheet adjustment presented in (D) above in the aggregate amount of $0.7 million for the direct, incremental costs of the Business Combination incurred by Perception, assuming those adjustments were made as of the beginning of the fiscal year presented. As these costs are directly related to the Business Combination, they are not expected to recur in the income of the Post-Combination Company beyond 12 months after the Business Combination.

(HH)	Represents the cancellation of 246,313 Managing Sponsor shares pursuant to the restated and amended Sponsor Support Agreement and Lockup Agreement and the issuance of 432,891 shares pursuant to the Cibreo Letter Agreement, as described in (G) above.

(II)	Represents the exchange of 2,632,500 Private Placement Warrants owned by the Sponsor for 219,375 Class A Ordinary Shares, as described in (M) above.

(JJ)	Represents the recognition of share-based compensation upon the closing of the Business Combination for the founder shares transferred from Sponsor to Perception’s directors and management, as described in (N) above.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

(KK)	Represents the sale of 160,000 shares at $0.0001 per share for advisory services pursuant to the settlement and release agreement dated August 7, 2024, as described in (O) above.

(LL)	Represents an adjustment to eliminate interest expense after giving effect to the conversion of the $2.5 million convertible notes as if it had occurred on January 1, 2024.

4. Net Loss per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2024. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of January 1, 2024, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented.

The unaudited pro forma condensed combined financial information has been prepared with the actual redemptions by Perception Public Shareholders of shares of Perception Class A Ordinary Shares for the year ended December 31, 2024:

(in thousands, except share and per share data)
Net loss attributable to the shareholders of the Company	$(35,288)
Weighted average shares outstanding, basic and diluted(1)	30,571,764
Net loss per share attributable to shareholders of the Company, basic and diluted	$(1.15)

(1)	For the purposes of calculating diluted earnings per share, all outstanding 11,500,000 Perception Public Warrants and Gerald warrants have been assumed to have been exercised. However, since this results in anti-dilution, the effect of such exercise was not included in calculation of diluted loss per share.